                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)


                               ANGELES PARTNERS IX
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                  2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ---------------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation* $7,440,353.37        Amount of Filing Fee: $1,488.07

-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 13,183 units of limited partnership interest of the subject partnership for $564.39 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] 9 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                     Filing Parties:


Form or Registration No.:                   Date Filed:




                         (Continued on following pages)

CUSIP No.   NONE




1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO PROPERTIES, L.P.
            84-1275721

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            WC, BK

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.     SOLE VOTING POWER

                 --

     8.     SHARED VOTING POWER

                 8,358

     9.     SOLE DISPOSITIVE POWER

                 --

     10.    SHARED VOTING POWER

                 8,358

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,358

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 41.42%

14.  TYPE OF REPORTING PERSON

            PN

CUSIP No.   NONE



1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO-GP, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.     SOLE VOTING POWER

                 --

     8.     SHARED VOTING POWER

                 8,358

     9.     SOLE DISPOSITIVE POWER

                 --

     10.    SHARED VOTING POWER

                 8,358

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,358

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 41.42%

14.  TYPE OF REPORTING PERSON

            CO

CUSIP No.   NONE




1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            84-129577

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.     SOLE VOTING POWER

                 --

     8.     SHARED VOTING POWER

                 10,699

     9.     SOLE DISPOSITIVE POWER

                 --

     10.    SHARED VOTING POWER

                 10,699

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,699

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 53.02%

14.  TYPE OF REPORTING PERSON

            CO

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 11 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Angeles Partners IX (the "Partnership"); and
(b) Amendment No. 11 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 22, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on August 12, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 10, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River Properties, L.L.C. ("Broad River"), IPLP, IPT, AIMCO, OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, and AIMCO, (vi) Amendment No. 6, filed with the Commission on June 7, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on July 30, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on November 17, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (x) Amendment No.10, dated December 16, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York time, on Thursday, December 30, 1999, the offer expired pursuant to its terms. A total of 3,907 Units, representing approximately 19.36% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $569.22 per Unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 10, 2000                 COOPER RIVER PROPERTIES, L.L.C.

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President

                                          BROAD RIVER PROPERTIES, L.L.C.

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President

                                          AIMCO/IPT, INC.

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President

                                          INSIGNIA PROPERTIES, L.P.

                                          By:  AIMCO/IPT, INC.
                                               (General Partner)

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                               (General Partner)

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President

                                          AIMCO-GP, INC.

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President

                                          APARTMENT INVESTMENT
                                          AND MANAGEMENT COMPANY

                                          By: /s/ Patrick J. Foye
                                              ----------------------------
                                              Executive Vice President